WESTHOPE CAPITAL CORP.
56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5

Tel: (416) 361-0737
Fax: (416) 361-0923

September 24, 2004

Exemption No. 82-2254

Office of International Corporate Fi[redacted]
Securities & Exchange Commission
Room 3094 (3-6)
450 - 5 Street, N. W.
Washington, D.C.
U.S.A. 20549

Attention: **<u>Office of Applications and Report Services</u>**

Dear Sirs:

Re: Annual and Special Meeting of Shareholders

Please find enclosed a copy of the Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited (CDS) with respect to the calling of an Annual and Special Meeting of Shareholders of the Corporation, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

WESTHOPE CAPITAL CORP.

Per: George A. Duguay

GAD/wl

Encl.

dlw 10/4

CDS INC. A subsidiary of The Canadian Depository for Securities Limited

Notice of Record & Meeting Dates

New [X] Change [ ]

Issuer Name (maximum 30 characters)

English: WESTHOPE CAPITAL CORP.

French:

Address: 56 TEMPERANCE STREET, 4TH FLOOR, TORONTO, ONTARIO, M5H 3V5 | Telephone; 416-361-0737

Contact Name: GEORGE A. DUGUAY

Transfer Agent	CUID	Name: EQUITY TRANSFER SERVICES	Telephone: 416-361-0152
Address: 120 Adelaide St. W. #420, Toronto, ON, M5H 4C3		E-mail Address	Contact Name: JENNIFER TAN

Proxy Type: [X] Management [ ] Dissenting

Meeting Type: [X] Annual [ ] General [X] Special [ ] Extraordinary

Material Distribution Type: [ ] Form C holders only [X] All holders

Record Date: 2004 10 18 (yyyy mm dd)

Meeting Date: 2004 11 30

Material Mail Date: 2004 10 20

Payment for Publication [X] Payment enclosed [ ] To be invoiced *(Transfer Agents only)*

CDS INC.'s GST/HST Registration Number: 89297 1631 RT

[X] # of publications at $93.00 per publication $: 93.00

Plus 7% GST $: 6.51

or 15% HST (*Nfld, NS, NB residents only)* $

Subtotal $: 99.51

Plus 7.5% QST (*Quebec residents only)* $

Total payment enclosed $: 99.51

CDS INC.'s QST Registration Number: 1018767224

Authorized Signature for Invoicing (Transfer Agents only)

Note: *Not required for electronic submission.*

ISIN	Voting Status Y/N	Security Description
CA 959909 1027	Y	Common Shares

Early Search (Determination of Intermediaries)

Send Early Search report to: [X] Transfer Agent [ ] Issuer [ ] Other *(statutory declaration required)*

Send via: [ ] Mail [ ] Courier *(collect)* [X] CDS Envelope System [ ] Fax #:

Proxy Related Material

Will be distributed by: [X] Transfer Agent [ ] Issuer [ ] Other

Holders of Record

Send Holders of Record and Omnibus Proxy to:

[X] Transfer Agent [ ] Issuer [ ] Other

Send via: [ ] Mail [ ] Courier [X] CDS Envelope System

This Notice and Request for services is authorized by:

[ ] Transfer Agent [X] Issuer [ ] Third Party

Name of Requesting Party

All services provided by CDS INC. hereunder are subject to the terms and conditions printed on the reverse of this form.

George A. Duguay | [signature] | September 24, 2004

Title | Signature | Date

CDSX166 (02/03) front